ENVOY COMMUNICATIONS GROUP INC.

Envoy Amends Debenture

TORONTO, ON — March 20, 2003: Envoy Communications Group Inc. (NASDAQ: ECGI/TSE: ECG) reported today that, as part of a restructuring of its debt, the Company intends to amend its Convertible Secured Debentures due April 29, 2007 and September 12, 2007.

In April of 2002, the Company issued $1,800,000 principal amount of its Convertible Secured Debentures due April 29, 2007. These Debentures are currently convertible into 2,500,000 units at a subscription price of $0.72 per unit. Each unit consists of one common share and one common share purchase warrant, each warrant exercisable into one common share at a price of $0.90 per share.

In September of 2002, the Company issued $2,000,000 principal amount of its Convertible Secured Debentures due September 12, 2007. These Debentures are currently convertible into 5,882,351 units at a subscription price of $0.34 per unit. Each unit consists of one common share and one common share purchase warrant, each warrant exercisable into one common share at a price of $0.34 per share.

A total of 16,764,702 common shares are currently issuable pursuant to the April 29, 2007 and September 12, 2007 Convertible Secured Debentures.

The Company proposes to amend all of the Convertible Secured Debentures to provide for their convertibility directly into common shares at the price of $0.15 per share, resulting in an additional 8,568,631 common shares being issuable pursuant to the Debentures. As consideration for such additional share entitlement, the Convertible Secured Debentures will be amended to postpone the right of the Debentureholders to require the redemption of the Debentures until April of 2005 and to subordinate and postpone the security interests of the Debentureholders to the security interests of the Company’s bankers.

At the Company’s Special Meeting of Shareholders held on June 27, 2002, the Shareholders approved a blanket resolution authorizing the Company to issue up to 15,000,000 common shares and/or securities convertible into such number of shares by way of private placement over a period of twelve months, of which 12,014,702 common shares and/or securities convertible into such number of shares have already been issued. Accordingly, pursuant to the rules of the TSX, the Company may at this time issue only an additional 2,985,298 common shares and/or securities convertible into such number of shares and requires new approval from its shareholders as to the balance of the common shares issuable under the amended form of Convertible Secured Debentures. Such approval is being sought at the Annual and Special Meeting of Shareholders to be held on March 27, 2003 pursuant to a blanket resolution authorizing the Company to issue up to 21,258,694 common shares and/or securities issuable into such number of shares by way of private placement over a period of twelve months. The terms of this blanket resolution are described in the Company’s Management Proxy Circular dated February 7, 2003.

The anticipated effective date of the amendments to the Convertible Secured Debentures is April 24, 2003. All of the holders of the Convertible Secured Debentures are at arm’s length to the Company.

The transaction is currently subject to regulatory approval.

On behalf of the Board of Directors

ENVOY COMMUNICATIONS GROUP INC.

Geoffrey B. Genovese
Tel: (416) 593-1212